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                              Exhibit 23(d)(2)(dd)

 Amendment to Sub-Advisory Agreement - Transamerica Legg Mason Partners All Cap

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                   AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
                       TRANSAMERICA ASSET MANAGEMENT, INC.
                (FORMERLY, TRANSAMERICA FUND ADVISORS, INC.) AND
                            CLEARBRIDGE ADVISORS, LLC

THIS AMENDMENT is made as of January 1, 2008 to the Sub-Advisory Agreement dated December 1, 2005, as amended (the "Agreement"), between Transamerica Asset Management, Inc. and ClearBridge Advisors, LLC on behalf of TA IDEX Legg Mason Partners All Cap. In consideration of the mutual covenants contained herein, the parties agree as follows:

1. COMPENSATION. Effective January 1, 2008, the sub-advisory fee rate for TA IDEX Legg Mason Partners All Cap is as follows:

          0.425% of the first $100 million of average daily net assets; 0.40% of average daily net assets over $100 million up to $500 million; and 0.35% of average daily net assets in excess of $500 million.*

* The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with the same named fund managed by the sub-adviser for AEGON/Transamerica Series Trust.

In all other respects, the Sub-Advisory Agreement dated December 1, 2005, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of January 1, 2008.

TRANSAMERICA ASSET MANAGEMENT, INC.
(FORMERLY, TRANSAMERICA FUND ADVISORS, INC.)


By: /s/ T. Gregory Reymann, II
    ---------------------------------
Name: T. Gregory Reymann, II
Title: Senior Vice President and
       Chief Compliance Officer


CLEARBRIDGE ADVISORS, LLC


By: /s/ Terrence Murphy
    ---------------------------------
Name: Terrence Murphy
Title: Chief Operating Officer